Mail Stop 3561

September 18, 2007

Mr. Robert N. Fried, President and CEO
Ideation Acquisition Corp.
100 North Crescent Drive
Beverly Hills, CA 90210

        Re: Ideation Acquisition Corp.
                  Amendment No. 1 to Registration Statement on
                  Form S-1
                  Filed on August 14, 2007
                  File No. 333-144218

Dear Mr. Fried:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please define "traditional media" in the appropriate places in the registration statement.

2. We note your response to comment five of our letter dated August 1, 2007. Please incorporate your response to comment five in the registration statement. If any of the factors listed on page 30 for the determination of offering price are relevant to the determination of offering size, please include them.

3. In your response to comment six of our previous letter, you list four investment

funds or firms affiliated with the Company's officers and directors, Peregrine VC Investments II, The Florida Value Fund LLLP, Calex Equity Partners, LP, and The Frost Group. Please include a conflicts of interest analysis for these funds as described in our comment below under the "Conflicts of Interest" section and in comment 47 of our previous letter. Also, please briefly discuss the conflicts of interest in the summary. In addition, please ensure to include the business affiliations of Messrs. Uppaluri and Rubin, as discussed in the "Conflicts of Interest" subsection, in each person's business experience under the "Management" section.

4.   We note your response to comment seven of our previous letter and we reissue in part our prior comment. Please note that your discussions of the digital media sector should also include disclosure that the information regarding the digital media sector could be irrelevant if the company chooses a business combination outside of the digital media sector. See pages 1-2, 33 and 46-49. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. The prospectus should state, among other things, whether the company will consider non-digital media companies early in the process, if they are presented with it. Also include in your disclosure your response that, "the Company expects to focus its efforts on identifying prospective businesses in the digital media sector …. The Company will not focus on any other specific sector or industry."

5.   We note your response to comment ten of our previous letter and we reissue in part our prior comment. Please discuss in greater detail the risk to the company and the business combination if the company is unable to secure third party financing where the company is required to use substantially all of its cash to pay the purchase price and a large amount of stockholders convert. Also discuss in the summary that the larger number of stockholders able to exercise their conversion rights will make it easier for the company to consummate a business combination.

Summary, page 1

6.   We note the statement on page one that "we intend to initially focus our search on businesses in the United States, but we may also explore opportunities internationally." Please discuss whether the company will initially focus on digital media businesses in the United States, or could its initial focus also encompass international markets or businesses in any industry. Also, please clarify if there are any restrictions or limitations as to the term "internationally."

Risk Factors, page 15

7.   We note the disclosure in the last risk factor on page 16 in regards to the
        restrictions related to the company's amended and restated certificate of
        incorporation. We also note the sixth paragraph in the company's amended and
        restated certificate of incorporation that states, "Paragraphs A though G … shall
        apply during the period commencing upon consummation of the Corporation's
        initial public offering (the "IPO") and terminating upon consummation of any
        Initial Business Combination (the "Restricted Period") and may not be amended
        during the Restricted Period without the affirmative vote of the holders of 95% of
        the Corporation's outstanding shares of Common Stock." Please discuss the
        legality of this provision under Delaware law and explain the impact or potential
        impact that this provision may have on investors in this offering. For example,
        disclose: (i) the basis on which the provision can be amended; and (ii) confirm
        whether the company views the business combination procedures as stated in the
        paragraphs and the prospectus as obligations to investors that the company will
        not propose to amend.

8.   Please include your response to comment 23 of our previous letter in the
        registration statement.

9.   We have carefully reviewed your response to prior comment 26 and continue to
        believe that the "Risk Factors" section should be expanded to disclose the risk
        that the company could call the warrants for redemption prior to the availability of
        an effective registration statement and purchasers would have no opportunity to
        exercise their warrants. It does not appear that the summary disclosure on page 4
        or the description of the warrants on page 77 adequately conveys the associated
        risk that a holder may be unable to exercise their warrants, which may then expire
        worthless, due to the possibility that the company may have redeemed the
        warrants. Please revise your disclosures accordingly, or tell us why you believe
        that no revisions are required.

10.   Please disclose whether the independent investment banking firm referred to at
        the top of page 23 is required to be a member of the Financial Industry Regulatory
        Authority.

11.   We note that the second full risk factor on page 28 indicates that the initial
        stockholders control a substantial interest in the company. Please disclose
        whether the initial stockholders, including officers, directors, or special advisors,
        intend to purchase additional units or shares of common stock from the company
        in the offering, in later private placements, from persons in the open market, or in
        private transactions. If such persons do intend to make purchases, please discuss
        how the purchases may impact their ability to influence the outcome of matters
        requiring stockholder approval, such as a business combination. If such persons

do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases.

Proposed Business, page 46

Sources of Target Businesses, page 51

12.   Please incorporate your response to comment 35 of our previous letter, with regard to the reasons it would use a finder, in the registration statement.

13.   In your response to comment 38, the company indicates that it does not anticipate Dr. Frost would be directly involved in providing any services on behalf of Ladenburg Thalmann as part of any business combination involving the company. Please clarify whether Ladenburg Thalmann would, or if it is possible, receive a finder's fee from a referral involving a business opportunity that was brought to the attention of Ladenburg Thalmann initially by the Dr. Frost or any other officer, director, or special advisor. The risk factor on page 24 may also need to be revised.

Fair Market Value of Target Business, page 52

14.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Limited Ability to Evaluate the Target Business' Management, page 53

15.   We note your response to comment 39 of our previous letter. Please discuss in greater detail how officers, directors, or special advisors could remain "associated in some capacity" with the company.

Management, page 63

Conflicts of Interest, page 69

16.   We have reviewed your response to comment number 47, along with the respective changes made to the registration statement on pages 69 through 71. We, however, reissue comment number 47, as the changes do not appear to fully analyze how officers, directors, and special advisors' pre-existing fiduciary relationships with other entities will affect the business opportunities offered to the company. Please describe each entity's core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment

criteria with the company should be disclosed and analyzed, as to the severity of the conflict of interest.

Financial Statements

Note 5 – Commitments and Contingencies, page F-11

17.   We have carefully reviewed your response to prior comment 58. Please tell us the reasons that your use of weekly historical prices of the representative companies rather than daily historical prices to calculate volatility, and your use of the median volatility of the representative companies rather than the average volatility, complies with paragraph A22 of SFAS 123R, or revise as appropriate.

Part II

18.   We note that your response to comment 60 of our previous letter indicates that none of the entities that purchased initial shares were formed for the purpose of investing in Ideation Acquisition Corp. Your response to comment 42 indicates that various Frost Gamma entities were created as investment vehicles for Dr. Frost. If the Frost Gamma entities were not created specifically as investment vehicles for the company, please state so in the registration statement.

Exhibits

19.   Please file all the exhibits to allow the staff sufficient time to review them.

20.   Please provide the documents rather than forms wherever possible. For example, please see exhibit 3.3.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the comments may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Bradley D. Houser, Esq.
Fax: (305) 374-5095